SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Avatar Holdings Inc.
(Name of Issuer)
Common Stock, $1.00 par value
(Title and Class of Securities)
053494-10-0
(CUSIP Number)
Reuben S. Leibowitz
JEN Partners, LLC
551 Madison Avenue, Suite 300
New York, NY 10022-3212
(212) 755-4300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
— With a copy to —
Steven C. Koppel, Esq.
Andrew M. Levine, Esq.
Jones Day
222 E 41st Street
New York, NY 10017
(212) 326-3939
October 25, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	053494-10-0	SCHEDULE 13D	Page	2

1	NAME OF REPORTING PERSON JEN I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		630,343

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		630,343

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	630,343

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.1%*

14	TYPE OF REPORTING PERSON

	PN
* Based on 12,411,903 shares of common stock outstanding, which is the aggregate of (1) 11,361,331 shares of common stock reported outstanding on the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended on June 30, 2010 and (2) an additional 1,050,572 shares of common stock that were issued as described herein. JEN I, L.P. (“JEN I”) directly holds 630,343 shares of common stock (the “JEN I Shares”). Reuben S. Leibowitz (“Mr. Leibowitz”) is the managing member of JEN Partners, LLC (“JEN Partners”), the general partner of JEN I. Accordingly, JEN I, JEN Partners and Mr. Leibowitz may be deemed to share voting and dispositive power over the JEN I Shares.

CUSIP No.	053494-10-0	SCHEDULE 13D	Page	3

1	NAME OF REPORTING PERSON JEN Residential LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		420,229

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		420,229

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	420,229

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.4%*

14	TYPE OF REPORTING PERSON

	PN
* Based on 12,411,903 shares of common stock outstanding, which is the aggregate of (1) 11,361,331 shares of common stock reported outstanding on the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended on June 30, 2010 and (2) an additional 1,050,572 shares of common stock that were issued as described herein. JEN Residential LP (“JEN Residential”) directly holds 420,229 shares of common stock (the “JEN Residential Shares”). Mr. Leibowitz is the managing member of JEN Partners, the general partner of JEN Residential. Accordingly, JEN Residential, JEN Partners and Mr. Leibowitz may be deemed to share voting and dispositive power over the JEN Residential Shares.

CUSIP No.	053494-10-0	SCHEDULE 13D	Page	4

1	NAME OF REPORTING PERSON JEN Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,050,572

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,050,572

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,050,572

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.5%*

14	TYPE OF REPORTING PERSON

	PN
* Based on 12,411,903 shares of common stock outstanding, which is the aggregate of (1) 11,361,331 shares of common stock reported outstanding on the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended on June 30, 2010 and (2) an additional 1,050,572 shares of common stock that were issued as described herein. JEN I directly holds the JEN I Shares and JEN Residential directly holds the JEN Residential Shares. Mr. Leibowitz is the managing member of JEN Partners, the general partner of JEN I and JEN Residential. Accordingly, JEN I, JEN Partners and Mr. Leibowitz may be deemed to share voting and dispositive power over the JEN I Shares, and JEN Residential, JEN Partners and Mr. Leibowitz may be deemed to share voting and dispositive power over the JEN Residential Shares.

CUSIP No.	053494-10-0	SCHEDULE 13D	Page	5

1	NAME OF REPORTING PERSON Reuben S. Leibowitz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,050,572

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,050,572

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,050,572

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.5%*

14	TYPE OF REPORTING PERSON

	IN
* Based on 12,411,903 shares of common stock outstanding, which is the aggregate of (1) 11,361,331 shares of common stock reported outstanding on the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended on June 30, 2010 and (2) an additional 1,050,572 shares of common stock that were issued as described herein. JEN I directly holds the JEN I Shares and JEN Residential directly holds the JEN Residential Shares. Mr. Leibowitz is the managing member of JEN Partners, the general partner of JEN I and JEN Residential. Accordingly, JEN I, JEN Partners and Mr. Leibowitz may be deemed to share voting and dispositive power over the JEN I Shares, and JEN Residential, JEN Partners and Mr. Leibowitz may be deemed to share voting and dispositive power over the JEN Residential Shares.

Item 1. Security and Issuer
     This statement of beneficial ownership on Schedule 13D (this “Schedule 13D”) relates to common stock, $1.00 par value (the “Common Stock”), of Avatar Holdings Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 201 Alhambra Circle, Coral Gables, Florida 33134.
Item 2. Identity and Background
     The names of the persons filing this Schedule 13D (collectively, the “Reporting Persons”) are:
•	JEN I, L.P. (“JEN I”);

•	JEN Residential LP (“JEN Residential”);

•	JEN Partners, LLC (“JEN Partners”), the general partner of JEN I and JEN Residential; and

•	Reuben S. Leibowitz (“Mr. Leibowitz”), the sole managing member of JEN Partners and also a limited partner of JEN I and JEN Residential.
The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 99.1 (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.
     JEN I and JEN Residential are Delaware limited partnerships. Each is a private equity fund engaged in investing in real estate.
     JEN Partners is a Delaware limited liability company. The principal business of JEN Partners is the management of private equity investment funds. JEN Partners is controlled by Mr. Leibowitz, whose principal occupation is as the managing member of JEN Partners. Mr. Leibowitz is a citizen of the United States. The principal business address of each of the Reporting Persons is 551 Madison Avenue, Suite 300, New York, New York 10022.
     None of the Reporting Persons has, during the last five years, been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violation with respect to such federal or state securities laws.
Item 3. Source and Amount of Funds or Other Consideration
     On October 25, 2010, JEN I and JEN Residential were issued 630,343 and 420,229 shares, respectively, of Common Stock, pursuant to the Master Transaction Agreement, dated as of October 25, 2010, by and among Terra West Communities LLC, JEN JCH, LLC, Joseph Carl Mulac III, Stephen Adams and Sun Terra Communities, LLC (collectively, the “Sellers”), the Issuer, Avatar Properties Inc., a wholly owned subsidiary of the Issuer (“Avatar Properties”), and JEN Partners (the “Master Transaction Agreement”). Under the terms of the Master Transaction Agreement, the Sellers sold entities comprising a portfolio of real estate assets to Avatar Properties in exchange for the receipt by JEN I and JEN Residential of (1) $30 million in cash, subject to adjustment as described in the Master Transaction Agreement, (2) $12 million in promissory notes of Avatar Properties (the “Notes”), and (3) 1,050,572 shares of Common Stock. As additional consideration for the sale, JEN I and JEN Residential may receive in 2015 up to 420,168 additional shares of Common Stock (the “Earnout Shares”), subject to the achievement by December 31, 2014 of certain agreed upon metrics relating to one of the purchased assets, pursuant to the terms and conditions of the Earnout Agreement, by and among the Issuer, Avatar Properties, JEN I and JEN Residential (the “Earnout Agreement”).
     No cash payments were made by or on behalf of the Reporting Persons in connection with the acquisition of the shares of Common Stock to which this Schedule 13D relates. The descriptions of the Master Transaction Agreement and the Earnout Agreement are qualified in their entirety by the terms and conditions of the Master Transaction Agreement and the Earnout Agreement, which are filed as Exhibits 99.2 and 99.3 hereto, respectively, and incorporated herein by reference.

Item 4. Purpose of Transaction
     The Reporting Persons hold the shares to which this Schedule 13D relates for investment purposes.
     Pursuant to the Master Transaction Agreement, the Issuer agreed to (1) appoint Mr. Leibowitz and Allen Anderson to the Issuer’s Board of Directors and (2) nominate Messrs. Leibowitz and Anderson for election to the Issuer’s Board of Directors at the next two annual shareholders meetings. Messrs. Leibowitz and Anderson each became directors of the Issuer on October 25, 2010, following the closing of the transactions contemplated by the Master Transaction Agreement. Mr. Anderson is employed by an affiliate of JEN Partners and is a non-controlling member of JEN Partners. Riverside Ventures LLC, an affiliate of Mr. Anderson, is a limited partner of JEN Residential. The description of Mr. Leibowitz’s relationship to the other Reporting Persons is described in Item 2 and incorporated herein by reference.
     Notwithstanding the foregoing, the Reporting Persons intend to continually review various factors relevant to their investment, including trading prices for Common Stock and conditions in the capital markets generally, developments in the Issuer’s business, financial condition, results of operations and prospects, the Reporting Persons’ capital resources and other factors, and, based thereon, the Reporting Persons may take or propose to take, alone or in conjunction with others including the Issuer, other actions intended to increase or decrease the Reporting Persons’ investment in the Issuer, including in open market or privately negotiated transactions, subject to any applicable legal and contractual restrictions on their ability to do so, including the contractual restrictions described in Item 6 of this Schedule 13D. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of the matters referred to in this Schedule 13D.
     The description of the Master Transaction Agreement is qualified in its entirety by the terms and conditions of the Master Transaction Agreement, which is filed as Exhibit 99.2 hereto and incorporated herein by reference.
Item 5. Interest in Securities of the Issuer.
     (a)-(b) JEN I is the beneficial owner of 630,343 shares of Common Stock (representing approximately 5.1% of the outstanding Common Stock), JEN Residential is the beneficial owner of 420,229 shares of Common Stock (representing approximately 3.4% of the outstanding Common Stock) and each of JEN Partners and Mr. Leibowitz is the beneficial owner of 1,050,572 shares of Common Stock (representing approximately 8.5% of the outstanding Common Stock).
     The number of shares of Common Stock with respect to which each of the Reporting Persons has or shares voting or dispositive power is set forth in Items 8 and 10 of each of the inside cover pages to this Schedule 13D relating to each Reporting Person (which is incorporated into this Item 5 by reference).
     The voting and disposition of the shares of Common Stock held by the Reporting Persons are subject in certain respects to limitations under the Voting and Lock-Up Agreement (see Item 6).
     (c) Except as described in this Schedule 13D, none of the Reporting Persons has effected any transaction in Common Stock during the past 60 days.
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.
     In connection with the Master Transaction Agreement, JEN I and JEN Residential entered into a Voting, Standstill and Lock-Up Letter Agreement, dated as of October 25, 2010, with the Issuer and Avatar Properties (the “Voting and Lock-Up Agreement”), pursuant to which JEN I and JEN Residential have agreed, among other things, (1) to vote any Common Stock held by JEN Partners, JEN I and JEN Residential in favor of all individuals nominated by the Issuer to be elected to its Board of Directors until the date that neither Mr. Leibowitz nor Mr. Anderson serves on the Issuer’s Board of Directors, (2) to certain standstill restrictions that generally restrict the ability of JEN I, JEN Residential and their respective affiliates to acquire more than 15% of the outstanding Common Stock or seek to engage in a change of control of the Issuer, and (3) not to transfer, subject to certain exceptions, any of the Common Stock acquired pursuant to the Master Transaction Agreement until October 25, 2012.
     In addition, under the Voting and Lock-Up Agreement, each of JEN I and JEN Residential have pledged any shares of Common Stock acquired pursuant to the Master Transaction Agreement as collateral to secure certain indemnification obligations of the Sellers until October 25, 2012.

     Pursuant to an Agreement Among Transaction Participants, dated as of October 25, 2010, by and among JEN Partners, JEN I, JEN Residential, the Sellers, Mike Jesberger, John Kraynick, Richard Jerman, Riverside Ventures LLC, Peter Bay Investment LLC and William and Ruth Bloom (the “Participant Agreement”), JEN Partners has agreed to cause a portion of the Common Stock issued to JEN I and JEN Residential at the closing of the transactions contemplated by the Master Transaction Agreement, not to exceed 48,294 shares of Common Stock in the aggregate (representing less than 0.4% of Common Stock currently outstanding), to be transferred to Joseph Carl Mulac III, Mike Jesberger, Stephen Adams, Richard Jerman and John Kraynick (collectively, the “Potential Recipients”). Pursuant to the Participant Agreement, JEN Partners has also agreed to cause a portion of any payments made under a Note to be transferred to the Potential Recipients. The actual number of shares and amount of Note proceeds will be determined following the satisfaction of any indemnification obligations to Avatar Properties and the determination of responsibility for such indemnified matters among the Potential Recipients pursuant to the terms of the Participant Agreement. Additionally, under the Participant Agreement, JEN Partners has agreed to cause a portion of the Earnout Shares, to the extent issued, to be transferred to Joseph Carl Mulac III, Mike Jesberger and Stephen Adams.
     In addition, JEN I, JEN Residential and the Issuer entered into a Registration Rights Agreement, dated as of October 25, 2010 (the “Registration Rights Agreement”), pursuant to which JEN I and JEN Residential have customary registration rights in respect of their acquired shares.
     The descriptions of the Master Transaction Agreement, the Voting and Lock-Up Agreement, the Participant Agreement and the Registration Rights Agreement are qualified in their entirety by the terms and conditions of the Master Transaction Agreement, the Voting and Lock-Up Agreement, the Participant Agreement and the Registration Rights Agreement, which are filed as Exhibits 99.2, 99.4, 99.5 and 99.6 hereto, respectively, and incorporated herein by reference.
Item 7. Material to be Filed as Exhibits.

99.1	Joint Filing Agreement, dated as of November 4, 2010, by and among the Reporting Persons

99.2	Master Transaction Agreement, dated as of October 25, 2010, by and among the Issuer, Avatar Properties, JEN Partners and the Sellers

99.3	Earnout Agreement, dated as of October 25, 2010, by and among the Issuer, Avatar Properties, JEN I and JEN Residential

99.4	Voting, Standstill and Lock-Up Letter Agreement, dated as of October 25, 2010, by and among the Issuer, Avatar Properties, JEN I and JEN Residential

99.5	Agreement Among Transaction Participants, dated as of October 25, 2010, by and among JEN Partners, JEN I, JEN Residential, the Sellers, Mike Jesberger, John Kraynick, Richard Jerman, Riverside Ventures LLC, Peter Bay Investment LLC and William and Ruth Bloom

99.6	Registration Rights Agreement, dated as of October 25, 2010, by and among the Issuer, JEN I and JEN Residential

SIGNATURES
     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: November 4, 2010

JEN I, L.P.
By:	JEN Partners, LLC, its general partner

By:	/s/ Reuben S. Leibowitz
	Name:	Reuben S. Leibowitz
	Title:	Managing Member

JEN RESIDENTIAL LP
By:	JEN Partners, LLC, its general partner

By:	/s/ Reuben S. Leibowitz
	Name:	Reuben S. Leibowitz
	Title:	Managing Member

JEN PARTNERS, LLC
By:	/s/ Reuben S. Leibowitz
	Name:	Reuben S. Leibowitz
	Title:	Managing Member

REUBEN S. LEIBOWITZ
/s/ Reuben S. Leibowitz